                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of June, 2002

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

            Form 20-F  X                               Form 40-F
                      ---                                          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

              Yes:                                      No:   X
                    ----                                     ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         API ELECTRONICS GROUP INC.
                                         (Formerly Investorlinks.com Inc.)

Date:  June 13, 2002                 By:  /s/ Jason DeZwirek
       -------------                     ---------------------------------------
                                         Jason DeZwirek, Chairman of the Board,
                                         Executive V.P., Secretary and Director

           API ELECTRONICS ANNOUNCES US $2-MILLION, SIX YEAR CONTRACT

NEW YORK, June 11, 2002 -- API Electronics Group Inc. (OTCBB: APIEF) today announced that its wholly owned subsidiary, Filtran Ltd., has been awarded a contract worth US $2,000,000.

As stated in the Filtran issued press release:

"Filtran Ltd. announced today that (it) has been awarded a US $2,000,000, six year contract by General Dynamics United Kingdom Ltd. for the supply of DC-to-DC converters.

Filtran Ltd. is the lead member of the Filtran Group of Companies, which includes Filtran Inc. in the USA and Canadian Dataplex. Filtran has manufacturing facilities in Canada, the US and China. It also has an office in Britain from which it distributes its products throughout Europe and Scandinavia.

Filtran is one of the world's leading designers and manufactures of Filters (frequency selective networks), Transformers, Inductors and Custom Power Supplies with a world wide distribution network."

General Dynamics United Kingdom Limited (http://www.generaldynamics.uk.com/) is part of General Dynamics, a world leader in mission critical defense systems. One of the top six defense companies worldwide, General Dynamics, headquartered in Falls Church, Virginia, employs approximately 52,000 people worldwide and had 2001 revenues of $12 billion. The company has leading market positions in land and amphibious combat systems, mission-critical information systems and technologies, shipbuilding and marine systems, and business aviation.

ABOUT API ELECTRONICS:

API Electronics Group Inc. and its wholly owned subsidiaries are leading designers and manufacturers of superior quality electronic components and microcircuits with precisely defined functional capabilities. API and its subsidiaries have been providing top of the line parts to numerous global producers of military hardware, telecommunications equipment, computer peripherals, process control equipment and instrumentation for a combined total of over 50 years. With a growing list of blue chip customers, including Honeywell/Allied Signal, General Dynamics, Lockheed Martin, Litton Systems, Harris Corporation and numerous other top technology-based firms around the world, API regularly ships off-the-shelf and custom designed products to clients in more than 34 countries.

API owns state-of-the-art manufacturing and technology centers in New York state and Ontario, Canada totaling 48,500 square feet. The company also has manufacturing capabilities in China and a distribution center in Britain. API subsidiary Filtran is an ISO 9001 Registered Company. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about Filtran Group and API Electronics, please visit the company websites at www.filtran.com and www.apielectronics.com.

FOR FURTHER INFORMATION:

Primoris Group
Corporate Communications
Tel: 1-877-274-0274
api@primorisgroup.com
---------------------

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

                                     FORM 27
                            Securities Act (Ontario)

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT


1.       Reporting Issuer:

         API Electronics Group Inc.
         505 University Avenue
         Suite 1400
         Toronto, Ontario
         M5G 1X3

2.       Date of Material Change:

         June 11, 2002


3.       Publication of Material Change:

         Press Release issued on June 11, 2002


4.       Summary of Material Change:

         API Electronics Group Inc. ("API") announced that its wholly owned subsidiary, Filtran Ltd., has been awarded a six-year contract worth US $2,000,000, by General Dynamics United Kingdom Ltd. for the supply of DC-to-DC converters (as further described in Schedule "A", attached).


5.       Full Description of Material Change:

         As in No. 4 above.

6.       Senior Officer:

         Jason DeZwirek
         Chairman
         Telephone: 416-593-3000


         I, Jason DeZwirek, Chairman, certify that the foregoing accurately discloses the material change referred to herein.

         Signed at Toronto, Ontario this 12th day of June, 2002.

                                            "Jason DeZwirek"

                                            ------------------------------------
                                            Jason DeZwirek, Chairman
                                            API Electronics Group Inc.


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE C

                                  SCHEDULE "A"


           API ELECTRONICS ANNOUNCES US $2-MILLION, SIX YEAR CONTRACT

NEW YORK, June 11, 2002 -- API Electronics Group Inc. (OTCBB: APIEF) today announced that its wholly owned subsidiary, Filtran Ltd., has been awarded a contract worth US $2,000,000.

As stated in the Filtran issued press release:

"Filtran Ltd. announced today that (it) has been awarded a US $2,000,000, six year contract by General Dynamics United Kingdom Ltd. for the supply of DC-to-DC converters.

Filtran Ltd. is the lead member of the Filtran Group of Companies, which includes Filtran Inc. in the USA and Canadian Dataplex. Filtran has manufacturing facilities in Canada, the US and China. It also has an office in Britain from which it distributes its products throughout Europe and Scandinavia.

Filtran is one of the world's leading designers and manufactures of Filters (frequency selective networks), Transformers, Inductors and Custom Power Supplies with a world wide distribution network."

General Dynamics United Kingdom Limited (http://www.generaldynamics.uk.com/) is part of General Dynamics, a world leader in mission critical defense systems. One of the top six defense companies worldwide, General Dynamics, headquartered in Falls Church, Virginia, employs approximately 52,000 people worldwide and had 2001 revenues of $12 billion. The company has leading market positions in land and amphibious combat systems, mission-critical information systems and technologies, shipbuilding and marine systems, and business aviation.

ABOUT API ELECTRONICS:

API Electronics Group Inc. and its wholly owned subsidiaries are leading designers and manufacturers of superior quality electronic components and microcircuits with precisely defined functional capabilities. API and its subsidiaries have been providing top of the line parts to numerous global producers of military hardware, telecommunications equipment, computer peripherals, process control equipment and instrumentation for a combined total of over 50 years. With a growing list of blue chip customers, including Honeywell/Allied Signal, General Dynamics, Lockheed Martin, Litton Systems, Harris Corporation and numerous other top technology-based firms around the world, API regularly ships off-the-shelf and custom designed products to clients in more than 34 countries.

API owns state-of-the-art manufacturing and technology centers in New York state and Ontario, Canada totaling 48,500 square feet. The company also has manufacturing capabilities in China and a distribution center in Britain. API subsidiary Filtran is an ISO 9001 Registered Company. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about Filtran Group and API Electronics, please visit the company websites at www.filtran.com and www.apielectronics.com.

FOR FURTHER INFORMATION:

Primoris Group
Corporate Communications
Tel: 1-877-274-0274
api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

                                     - 30 -